DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR February 11, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














				FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.   Reporting Issuer
     ----------------

     DynaMotive Energy Systems Corporation
     105-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     February 11, 2003

3.   Press Release
     -------------

     February 11, 2003

4.   Summary of Material Change
     --------------------------

     VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB:
     DYMTF announced today that it has secured its first option on biomass stockpiles.

     DynaMotive announced it signed an option for 500,000 tonnes of wood residue with L&M Wood Products of Saskatchewan. Fully processed the site should yield up to 2,140,000 barrels of BioOil (or 1,150,000 barrels of oil equivalent (BOE) . BioOil is a green house gas (GHG) neutral fuel that can effectively displace natural gas, diesel and heavy fuel in heat and power applications.

     The wood residue is currently land filled and is a source of methane emissions, a gas that contributes to the green house gas effect. The combination of methane emissions reduction and the potential to displace fossil fuels in heat and power applications provides a unique opportunity to maximize the environmental benefits to the Province of Saskatchewan and enhance GHG credit potential of the reserve.

     The biomass stockpile would also yield significant carbon dioxide, sulfur dioxide and nitrogen oxide credits. DynaMotive estimates that 325,000 tonnes of CO2e (carbon dioxide equivalents) credits will be generated from the biomass if the BioOil produced is utilized to displace natural gas. Substantially more CO2e credits would be generated if the BioOil displaces diesel, bunker oil or coal.





5.   Full Description of Material Change
     -----------------------------------

     Please see attached press release

6.   Reliance on Section 85(2) of the Act
     ------------------------------------

     N/A

7.   Omitted Information
     -------------------

     N/A

8.   Senior Officers
     ---------------

     The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

     Richard C.H. Lin
     Chairman
     6996 Arbutus Street
     Vancouver, BC V6P 5S7
     (604) 267-6013

9.   Statement of Senior Officer
     ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 12th day of February, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                         (signed)          "Richard Lin"
                                            Richard C.H. Lin
                                            Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.








DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - February 11, 2003

 DynaMotive Secures Option on 500,000 Tonnes of Wood Residue in Saskatchewan,
            Canada Production Potential 2,140,000 Barrels of BioOil

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has secured its first option on biomass stockpiles.

DynaMotive announced it signed an option for 500,000 tonnes of wood residue with L&M Wood Products of Saskatchewan. Fully processed the site should yield up to 2,140,000 barrels of BioOil (or 1,150,000 barrels of oil equivalent (BOE) . BioOil is a green house gas (GHG) neutral fuel that can effectively displace natural gas, diesel and heavy fuel in heat and power applications.

The wood residue is currently land filled and is a source of methane emissions, a gas that contributes to the green house gas effect. The combination of methane emissions reduction and the potential to displace fossil fuels in heat and power applications provides a unique opportunity to maximize the environmental benefits to the Province of Saskatchewan and enhance GHG credit potential of the reserve.

The biomass stockpile would also yield significant carbon dioxide, sulfur dioxide and nitrogen oxide credits. DynaMotive estimates that 325,000 tonnes of CO2e (carbon dioxide equivalents) credits will be generated from the biomass if the BioOil produced is utilized to displace natural gas. Substantially more CO2e credits would be generated if the BioOil displaces diesel, bunker oil or coal.

The option agreement establishes a supply price of CDN$ 0.01 per dry tonne of wood and a final option exercise determination date of December 31, 2003.
The Company has estimated the fully burdened cost of processing at US $ 8.10 per barrel of BioOil (US$15 per BOE) based on a plant producing 2,140 barrels of BioOil per day (1,000 BOE's). DynaMotive will be conducting a full economic evaluation of the biomass stockpile through the next two quarters to establish an exploitation program.

The Province of Saskatchewan supports research and development opportunities in the forest industry and innovative approaches to convert existing wood residues to viable resources. DynaMotive is in consultation with the Department of Industry and Resources of Saskatchewan with whom results of the evaluation on this initiative will be shared. The application of DynaMotive's technology is expected to provide a flexible solution to landfill and new wood residue production in the province.

Saskatchewan has significant biomass stockpiles. Currently 3.9 million tonnes are estimated to be in landfills. If processed, the land filled residue could yield 9 million BOE and 2.5 million tonnes of green house gas credits. Furthermore, it is estimated that a residue excess of over half a million tonnes per annum is being produced (1.15 millions BOE potential per annum and 325,000 tonnes of GHG credits). The conversion of these residues into a usable fuel would contribute significantly to the Province and Federal Government's emission reductions targets established under the Kyoto Protocol.



The Kyoto Protocol establishes market based mechanisms that allow for emissions trading such as the Clean Development Mechanism, Joint
Implementation Program and International Emissions Trading. It is estimated that the international carbon market could grow into a US$10 billion market in the next 8 years, creating considerable growth potential domestically and internationally for DynaMotive's technology.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel:020-7647-9542               Fax: 020-7647-9596

For US enquiries, contact:
James Acheson                   Chief Operating Officer
DynaMotive Corporation          Tel: (323) 460-4900
Fax:  (323) 465-2617            Email: jacheson@DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.
Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.